    As filed with the Securities and Exchange Commission on June 3, 1997

                                                          Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                            -----------------------------
                                       FORM S-3
                                REGISTRATION STATEMENT
                                        Under
                              THE SECURITIES ACT OF 1933
                            -----------------------------
                                    MAGNETEK, INC.
                (Exact name of registrant as specified in its charter)

                            -----------------------------

         DELAWARE                                     95-3917584
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                   Identification Number)
                                 26 Century Boulevard
                             Nashville, Tennessee  37214
                                    (615) 316-5100
            (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            -----------------------------
                                SAMUEL A. MILEY, ESQ.
                    Vice President, General Counsel and Secretary
                                    MagneTek, Inc.
                                 26 Century Boulevard
                             Nashville, Tennessee  37214
                                    (615) 316-5100
               (Name, address, including zip code and telephone number,
                      including area code, of agent for service)
                            -----------------------------
                                   COPY TO:
 JENNIFER BELLAH, ESQ.                         PETER WALLACE, ESQ.
Gibson, Dunn & Crutcher LLP                  Morgan, Lewis & Bockius LLP
  333 South Grand Avenue                    801 S. Grand Avenue, Suite 2200
Los Angeles, California  90071-3197             Los Angeles, CA  90017
    (213) 229-7000                               (213) 612-2500
                            -----------------------------

           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
      FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box./ /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box./X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering./ /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box./ /


                                                       CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS                                    PROPOSED MAXIMUM             PROPOSED MAXIMUM
OF SECURITIES TO                                       OFFERING PRICE               AGGREGATE OFFERING           AMOUNT OF
BE REGISTERED          AMOUNT TO BE REGISTERED         PER UNIT(1)                  PRICE(1)                     REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock
($.01 par value)       2,500,000 shares(2)(3)              $17.125                      $42,812,500                  $12,974
-----------------------------------------------------------------------------------------------------------------------------------

   (1) Estimated solely for the purpose of determining the registration fee. Calculated on the basis of the average of the high and low reported prices of the Registrant's Common Stock on the New York Stock Exchange on May 28, 1997.
   (2)   Maximum number of shares issuable upon conversion of (a) $35,000,000 in principal amount of Registrant's 8% Convertible Subordinated Notes due 2001 outstanding at the close of business on June 3, 1997 and (b) up to $5,000,000 in principal amount of Notes that may be acquired by the Purchaser as described herein.
   (3) Includes 2,500,000 Preferred Stock Purchase Rights, one of which attaches to each share of Common Stock issued during the term of, and pursuant to, the Rights Agreement dated as of March 4, 1997 by and between MagneTek, Inc. and The Bank of New York, as Rights Agent.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    MAGNETEK, INC.

                                     COMMON STOCK
                                   ($.01 PAR VALUE)

                                   2,500,000 SHARES

    MagneTek, Inc. (the "Company") has caused The Bank of New York as Trustee (the "Trustee") to call for redemption on June 23, 1997 (the "Redemption Date") $35,000,000 in principal amount of its outstanding 8% Convertible Subordinated Notes Due 2001 (the "Notes"), at a redemption price of $1,035.60, plus accrued interest from March 15, 1997 to the Redemption Date of $21.78 for each $1,000 principal amount of Notes, for a total price of $1,057.38 (the "Redemption Price") for each $1,000 principal amount of Notes. The Notes to be redeemed have been selected by lot by the Trustee. From and after the Redemption Date, holders of the Notes (the "Holders") that are not converted as hereinafter described shall be entitled only to the Redemption Price, and no further interest shall accrue.

    This Prospectus covers the issuance of a maximum of 2,500,000 shares of Common Stock, par value $.01 per share (the "Common Stock") (including 2,500,000 Preferred Stock Purchase Rights, one of which attaches to each share of Common Stock issued during the term of, and pursuant to, the Rights Agreement dated as of March 4, 1997 by and between the Company and The Bank of New York, as Rights Agent), of the Company under the standby arrangements described herein under "Standby Arrangement and Swap Agreement" and the reoffering of any Common Stock issued upon conversion of the outstanding Notes into Common Stock by Lehman Brothers Inc. (the "Purchaser") or pursuant to such standby arrangements.

    The Notes are convertible into shares of Common Stock at a conversion price of $16.00 per share or 62.5 shares for each $1,000 principal amount of Notes until the close of business on June 18, 1997 (the "Conversion Termination Date"). Cash will be paid for fractional shares of Common Stock, and no payment or adjustment will be made on account of any interest accrued on Notes surrendered for conversion or on account of dividends on the shares of Common Stock issued on such conversion. The conversion right expires at the close of business on the Conversion Termination Date. It is possible that the Company will, in the future, call all or a portion of the remaining Notes for redemption, although there can be no assurances as to whether or when the Company will do so, nor whether any such redemption will be subject to standby arrangements with a purchaser as described herein.

    The Common Stock is listed on the New York Stock Exchange under the symbol "MAG." On May 30, 1997, the last reported sale price per share of the Common Stock, as quoted on the New York Stock Exchange, was $17.50.

    The Company has made arrangements with the Purchaser pursuant to which the Purchaser has agreed, subject to certain conditions, to purchase from the Company a number of authorized but unissued shares of Common Stock, at a price of $16.92 per share, equal to the total number of shares of Common Stock that would have been delivered upon conversion of those Notes called for redemption that are not duly surrendered for conversion prior to the close of business on the Conversion Termination Date. The Purchaser may also purchase Notes in the open market or otherwise prior to the Conversion Termination Date and has agreed to convert all Notes so purchased into Common Stock. The Company has entered into an equity swap agreement with the Purchaser pursuant to which the Company will compensate the Purchaser for depreciation, if any, in the value of the shares of Common Stock purchased by the Purchaser and the Purchaser will compensate the Company for appreciation, if any, in the value of such shares, plus amounts equal to any dividends paid thereon. See "Standby Arrangement and Swap Agreement" for a description of the Purchaser's compensation and indemnification arrangements with the Company. The Company does not anticipate paying cash dividends on its Common Stock in the near future. See "Risk Factors -- Dividend Policy."

    Prior to or after the Redemption Date, the Purchaser may offer to the public any shares of Common Stock it acquires, including shares acquired through conversion of Notes purchased by the Purchaser, at prices set by the Purchaser from time to time. The Purchaser may also make sales to dealers at prices that represent concessions from the prices at which such shares are then being offered to the public. The amount of such concessions is to be determined from time to time by the Purchaser. Such shares of Common Stock may be offered on the New York Stock Exchange or otherwise from time to time by the Purchaser.
Any Common Stock so offered by the Purchaser will be subject to receipt and acceptance by it and subject to its right to reject orders in whole or in part. See "Standby Arrangement and Swap Agreement." This Prospectus does not constitute an offer to sell any securities other than the Common Stock offered by the Purchaser.

    FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" COMMENCING ON PAGE 4 HEREOF.

                          ---------------------------------
       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          ---------------------------------
                                   LEHMAN BROTHERS

June 3, 1997

IN CONNECTION WITH THIS OFFERING, THE PURCHASER MAY PURCHASE NOTES, WHICH MAY MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SEE "STANDBY ARRANGEMENT AND SWAP AGREEMENT."


                                  PROSPECTUS SUMMARY

THE COMPANY

    The Company manufactures and markets electrical equipment products. The Company currently operates in three business segments: Motors & Controls, which includes fractional and integral horsepower electric motors, medium voltage generators and electronic variable speed drives and drive systems; Lighting Products, including magnetic and electronic lighting ballasts; and Power Supplies including electronic power supplies and small transformer products.

    The Company was incorporated in Delaware in June, 1984. The principal executive offices of the Company are located at 26 Century Boulevard, Nashville, Tennessee 37214, telephone number (615) 316-5100.

USE OF PROCEEDS


    The net proceeds, if any, received by the Company from the sale of Common Stock to the Purchaser pursuant to the standby arrangements described herein will be used to pay the Redemption Price for the Notes not surrendered for conversion. Any other amounts received by the Company pursuant to the swap arrangement described in "Standby Arrangement and Swap Agreement" will be used for general corporate purposes. The amount of the proceeds to be received by the Company from the Purchaser is not determinable at this time. The Company will not receive any cash proceeds from the issuance of Common Stock upon the conversion of the Notes called for Redemption.

RECENT DEVELOPMENTS

    The Company has commenced a tender offer on May 29, 1997 for approximately $109 million in principal amount of its outstanding 10-3/4% Senior Subordinated Debentures Due 1998 (the "Senior Debentures") and has solicited consents from holders of Senior Debentures to amend the Indenture under which the Senior Debentures were issued. The Company expects to purchase the Senior Debentures for their face amount together with a premium set with reference to the yield on the U.S. Treasury Note of corresponding maturity, plus a fixed spread of approximately 50 basis points. The purchase of Senior Debentures is expected to be financed primarily by borrowings under the Company's credit facility.

    The Company has called for redemption on June 23, 1997 $35,000,000 in principal amount of its outstanding Notes, as described in detail on the first page hereof. Pursuant to the terms of the Indenture relating to the Notes and as a result of the call, Holders of Notes are entitled to receive from the Company upon redemption the sum of $1,035.60, plus accrued interest from March 15, 1997 to the Redemption Date of $21.78 for each $1,000 principal amount of Notes (for an aggregate redemption price of $1,057.38 for each $1,000 principal amount of Notes). Holders of Notes may convert each $1,000 principal amount of Notes into 62.5 shares of Common Stock prior to the close of business on June 18, 1997.

                                AVAILABLE INFORMATION

    The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), covering the Common Stock covered by this Prospectus. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained in this Prospectus as to the contents of any contract, agreement or other documents filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the exhibit for a more complete description of the matter involved, each such statement being qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be examined without charge at the public reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of prescribed fees.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60661 and at 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.
Electronic filings made through the Commission's Electronic Data Gathering, Analysis, and Retrieval System are also publicly available through the Commission's World Wide Web site at http://www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange, and the reports, proxy and information statements and other information filed by the Company with the New York Stock Exchange can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission (File No. 1-10233) are by this reference incorporated in and made a part of this
Prospectus:  (i) the Annual Report on Form 10-K for the fiscal year ended
June 30, 1996; (ii) the Current Reports on Form 8-K filed on August 8, 1996, August 26, 1996 and March 14, 1997, and the Quarterly Reports on Form 10-Q for the quarters ended September 30, 1996, December 31, 1996 and March 31, 1997;
(iii) the description of the Company's Common Stock contained in its Registration Statements on Form 8-A filed April 21, 1989 and March 14, 1997; and
(iv) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Common Stock offered hereby has been sold or which deregisters all Common Stock then remaining unsold. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to MagneTek, Inc.,
Attention: Corporate Secretary, 26 Century Boulevard, Nashville, Tennessee 37214, telephone number (615) 316-5100.

                                     RISK FACTORS

    CERTAIN INFORMATION SET FORTH IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND IS SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE IDENTIFIED UNDER THIS CAPTION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO RELEASE PUBLICLY ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT UNANTICIPATED EVENTS OR DEVELOPMENTS.

    IN ADDITION TO THE OTHER INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS.

LEVERAGE

    During the late 1980s and early 1990s the Company grew rapidly, primarily through acquisitions of electrical equipment businesses supplemented by internal growth. The use of debt to finance the majority of the acquisitions left the Company with a significant degree of financial leverage in its balance sheet. This leverage increases the Company's sensitivity to fluctuations in operating income and interest rates. Since March 1994, the Company's long-term debt has been reduced by approximately $249 million. As of March 31, 1997 and after giving effect to this transaction, the Company had long-term debt, including current portion, of approximately $246 million and total stockholders' equity of approximately $95 million.

RECENT REPOSITIONING ACTIONS

    During the past four fiscal years, the Company has experienced substantial volatility in sales and profits in its lighting products business, largely related to its domestic electronic fluorescent ballast product line. During fiscal 1996, the Company experienced lower demand and a significant deterioration in operating results in this product line, due largely to a substantial reduction in utility related incentive programs and increased competition. Additionally, sales and profits had been steadily declining in the global magnetic fluorescent ballast product lines, due to both the emergence in the U.S. of electronic ballasts as a viable replacement and a weakening economy in Europe. As a result of significant declines in sales and profit margins in both electronic and magnetic ballast product lines during fiscal 1996, the Company conducted a review and analysis of actions required to reduce costs and improve future flexibility and profitability, largely focused on its lighting products business. Upon completion of the review and approval by the Company's Board of Directors, certain reserves were established and charges recorded in the year ended June 30, 1996 to reflect costs associated with repositioning operations, primarily for severance, termination benefits and asset write-downs related to facility closures. Reserves were also established for estimated increases in warranty (primarily related to the electronic ballast product line) and other costs. Charges recorded in connection with these reserves and the asset write-downs related primarily to the Lighting Products segment aggregated $79.7 million, of which $43.3 million is included in costs of goods sold, $7.2 million in selling, general and administrative expense and $29.2 million in other expense in the Company's Consolidated Statement of Income for the fiscal year ended June 30, 1996. Asset write-downs for the impairment of long lived assets and for long lived assets to be disposed of were determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121. See Note 2 of notes to the Company's Consolidated Financial Statements incorporated by reference herein. A number of repositioning actions have been completed during fiscal 1997 in the Lighting Products segment, and the results of the segment for the first nine months of fiscal 1997 reflected a substantial increase in operating profits and margins compared to the first nine months of fiscal 1996 ($19.4 million and 5.4% of net sales compared to an operating loss of $7.2 million and 2.1% of net sales, respectively). Additional repositioning actions are in process or will be initiated in future periods. Although the Company believes the repositioning actions are appropriate, there can be no assurance that such repositioning will enable the Company to achieve significant or consistent improvements in profitability.

DIVIDEND POLICY

    The Company has never paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the near future. The ability of the Company to pay dividends on its Common Stock is restricted by provisions in the Company's loan agreements.

ENVIRONMENTAL MATTERS

    The Company manufactures its products at various facilities, some of which have been in operation for many years. The Company has from time to time discovered contamination by hazardous substances at certain of its facilities. In selling certain business operations, the Company from time to time has agreed, subject to various conditions and limitations, to indemnify buyers with respect to environmental liabilities associated with the acquired operations. For a more detailed discussion of the environmental risks to which the Company may be subject, see "Business -- Environmental Matters" in the Company's Annual Report on Form 10-K for the year ended June 30, 1996.

                             PRICE RANGE OF COMMON STOCK

    The Company has one class of common equity securities outstanding, its Common Stock, par value $.01 per share. On May 8, 1997, 26,015,504 shares of Common Stock were held by approximately 308 holders of record.

    The Common Stock is traded on the New York Stock Exchange. The high and low intraday sales prices of the Common Stock for each quarterly period of the fiscal years presented as reported by the New York Stock Exchange are listed in the chart below. The Company has not paid dividends on its Common Stock to date. See "Risk Factors -- Dividend Policy."



QUARTER ENDING                                    HIGH            LOW
---------------------------------------------  -----------     ----------
    Fiscal Year 1995
Sept. 30, 1994 . . . . . . . . . . . .          $14 7/8         $12 5/8
Dec. 31, 1994. . . . . . . . . . . . .           15 1/8          12 3/8
March 31, 1995 . . . . . . . . . . . .           14 7/8          12 5/8
June 30, 1995. . . . . . . . . . . . .           16 1/2          12 3/8



QUARTER ENDING                                    HIGH            LOW
---------------------------------------------  -----------     ----------
    Fiscal Year 1996
Sept. 30, 1995. . . . . . . . . . . . .         $13 3/4          $12
Dec. 31, 1995 . . . . . . . . . . . . .          12 3/8            7 7/8
March 31, 1996. . . . . . . . . . . . .           8 3/8            6 7/8
June 30, 1996 . . . . . . . . . . . . .          10 3/4            7 3/4



QUARTER ENDING                                    HIGH            LOW
---------------------------------------------  -----------     ----------
    Fiscal Year 1997
Sept. 30, 1996. . . . . . . . . . . . .         $11 5/8          $8 1/8
Dec. 31, 1996 . . . . . . . . . . . . .          14 1/8          10
March 31, 1997. . . . . . . . . . . . .          18 1/8          12 1/4
Fourth Quarter (through May 30, 1997) .          18 1/8          14 7/8


    On May 30, 1997, the last reported sale price of the Common Stock as quoted on the New York Stock Exchange was $17.50 per share.

                               SELECTED FINANCIAL DATA

    The following table sets forth selected consolidated financial data regarding the Company as of and for each of the years in the five year period ended June 30, 1996 and each of the nine month periods ending March 31, 1997 and 1996. The statement of operations data for interim periods is not necessarily indicative of results for the full year. This data should be read in conjunction with the Consolidated Financial Statements of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Annual Report on Form 10-K for the year ended June 30, 1996 and all Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed since the filing of the Form 10-K.



                                                                              YEARS ENDED JUNE 30,
                                                    ------------------------------------------------------------------------
                                                        1992           1993          1994(1)        1995(1)        1996(1)
                                                       -----------   ------------   ------------   ------------   ------------
INCOME STATEMENT DATA                                                           (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales . . . . . . . . . . . . . . . . . . . . .   $  883,466   $  1,119,392   $  1,133,126   $  1,202,536   $  1,161,625
Cost of sales . . . . . . . . . . . . . . . . . . .      681,997        877,514        937,719        962,900      1,005,004
                                                       -----------   ------------   ------------   ------------   ------------
Gross profit. . . . . . . . . . . . . . . . . . . .      201,469        241,878        195,407        239,636        156,621
Selling, general and administrative . . . . . . . .      143,700        172,259        185,509        164,280        164,930
Asset write-downs (2) . . . . . . . . . . . . . . .            -              -              -              -         29,212
                                                       -----------   ------------   ------------   ------------   ------------
Income from operations. . . . . . . . . . . . . . .       57,769         69,619          9,898         75,356        (37,521)
Interest expense. . . . . . . . . . . . . . . . . .       26,774         31,542         32,018         34,398         31,591
Other expense (net) . . . . . . . . . . . . . . . .        4,683          5,614          2,322          4,562          5,652
                                                       -----------   ------------   ------------   ------------   ------------
Income (loss) from continuing operations before
   provision for income taxes and extraordinary
   item . . . . . . . . . . . . . . . . . . . . . .       26,312         32,463        (24,442)        36,396        (74,764)
Provision (benefit) for income taxes. . . . . . . .       11,600         13,200         (7,500)        14,900         19,400
Income (loss) from continuing operations before
extraordinary item. . . . . . . . . . . . . . . . .       14,712         19,263        (16,942)        21,496        (94,164)
Discontinued operations (net of tax). . . . . . . .       10,331          7,770        (28,503)       (14,400)             -
Cumulative effect of changes in accounting for
   post retirement medical benefits (net of tax). .            -        (48,734)             -              -              -
Extraordinary item (net of tax) . . . . . . . . . .       (2,857)             -              -         (4,820)             -
                                                       -----------   ------------   ------------   ------------   ------------
Net Income. . . . . . . . . . . . . . . . . . . . .    $  22,186     $  (21,701)    $  (45,445)      $  2,276     $  (94,164)
                                                       -----------   ------------   ------------   ------------   ------------
Earnings (loss) per common share
Primary:
Income (loss) before extraordinary item . . . . . .      $  0.61        $  0.78       $  (0.69)       $  0.87       $  (3.78)
Income (loss) from discontinued operations. . . . .         0.43           0.31          (1.15)         (0.58)             -
Extraordinary item (net of tax) . . . . . . . . . .         -              -              -             (0.20)          -
Cumulative effect of accounting changes . . . . . .        (0.12)         (1.96)          -              -              -
                                                       -----------   ------------   ------------   ------------   ------------
Net income (loss) . . . . . . . . . . . . . . . . .      $  0.92       $  (0.87)      $  (1.84)       $  0.09       $  (3.78)
                                                       -----------   ------------   ------------   ------------   ------------
Fully diluted:
Income (loss) before extraordinary item . . . . . .      $  0.59        $  0.73        $  *           $  0.84           *
Income (loss) from discontinued operations. . . . .         0.41           0.30           *              *              -
Extraordinary item (net of tax) . . . . . . . . . .         -              -              -              *              -
Cumulative effect to accounting changes . . . . . .        (0.10)          *              -              -              -
                                                       -----------   ------------   ------------   ------------   ------------
Net income (loss) . . . . . . . . . . . . . . . . .      $  0.90        $  *           $  *              *              *
                                                       -----------   ------------   ------------   ------------   ------------
Other Data
Depreciation and amortization . . . . . . . . . . .    $  31,559      $  33,581      $  36,418     $   38,680      $  40,041
Capital expenditures. . . . . . . . . . . . . . . .       28,010         57,850         43,338         43,895         40,515
Proceeds from sale of businesses and assets . . . .          854         13,223          8,216        105,644         92,149
Restructuring charges / asset writedowns. . . . . .            -              -         31,221              -       79,717(1)


                                                        NINE MONTHS ENDED
                                                             MARCH 31,
                                                       -------------------------
                                                         1996           1997
                                                       ----------     ----------
                                            (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Net sales . . . . . . . . . . . . . . . . . . . . .   $  856,460     $  886,508
Cost of sales . . . . . . . . . . . . . . . . . . .      714,245        711,454
                                                       ----------     ----------
Gross profit. . . . . . . . . . . . . . . . . . . .      142,215        175,054
Selling, general and administrative . . . . . . . .      117,600        117,651
Asset write-downs (2) . . . . . . . . . . . . . . .            -              -
                                                       ----------     ----------
Income from operations. . . . . . . . . . . . . . .       24,615         57,393
Interest expense. . . . . . . . . . . . . . . . . .       24,097         21,682
Other expense (net) . . . . . . . . . . . . . . . .        3,589          3,211
                                                       ----------     ----------
Income (loss) from continuing operations before
   provision for income taxes and extraordinary
   item . . . . . . . . . . . . . . . . . . . . . .       (3,071)        32,500
Provision (benefit) for income taxes. . . . . . . .          573         13,231
Income (loss) from continuing operations before
   extraordinary item . . . . . . . . . . . . . . .       (3,644)        19,269
Discontinued operations (net of tax). . . . . . . .            -              -
Cumulative effect of changes in accounting for
   post retirement medical benefits (net of tax). .            -              -
Extraordinary item (net of tax) . . . . . . . . . .            -           (170)
                                                       ----------     ----------
Net Income. . . . . . . . . . . . . . . . . . . . .    $  (3,644)     $  19,099
                                                       ----------     ----------
Earnings (loss) per common share
Primary:
Income (loss) before extraordinary item . . . . . .     $  (0.15)       $  0.74
Income (loss) from discontinued operations. . . . .          -             -
Extraordinary item (net of tax) . . . . . . . . . .          -            (0.01)
Cumulative effect of accounting changes . . . . . .          -             -
                                                       ----------     ----------
Net income (loss) . . . . . . . . . . . . . . . . .     $  (0.15)       $  0.73
                                                       ----------     ----------
Fully diluted:
Income (loss) before extraordinary item . . . . . .          *          $  0.71
Income (loss) from discontinued operations. . . . .          -             -
Extraordinary item (net of tax) . . . . . . . . . .          -            (0.01)
Cumulative effect to accounting changes . . . . . .          -             -
                                                       ----------     ----------
Net income (loss) . . . . . . . . . . . . . . . . .          *          $  0.70
                                                       ----------     ----------

Depreciation and amortization . . . . . . . . . . .    $  29,645      $  28,987
Capital expenditures. . . . . . . . . . . . . . . .       28,265         25,111
Proceeds from sale of businesses and assets . . . .       75,883          2,017
Restructuring charges / asset writedowns. . . . . .            -              -



*Per share amounts on a fully dilutive basis have been omitted since they are anti-dilutive to primary share amounts.

(1) Losses from continuing operations for the years ended June 30, 1996 and 1994 include pretax charges aggregating $79,717 and $33,871, respectively. Charges in fiscal 1996 reflect costs associated with repositioning operations primarily for severance, termination benefits, warranty and asset write-downs related to facility closures. Also, in review of the Company's deferred tax asset in accordance with SFAS No. 109, a $14,700 charge was incurred in fiscal year 1996. Fiscal 1994 restructuring reserves included costs related to potentially excess or obsolete inventory, as well as severance and relocation costs related to the Company's electronic ballast product line. In addition, those reserves included expenses to relocate and consolidate operating and administrative locations and certain other costs. Results of discontinued operations include after tax charges of $14,400 and $25,041 for the years ended June 30, 1995 and 1994, respectively, reflecting estimated losses on disposition.

(2) Asset write-downs were previously included in "Other expenses (net)."


                                                                               YEARS ENDED JUNE 30,
                                                       ----------------------------------------------------------------------
                                                       1992           1993           1994           1995           1996
                                                       ----------     ----------     ----------     ----------     ----------
BALANCE SHEET DATA                                                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total assets. . . . . . . . . . . . . . . . . . . .   $  888,668     $  995,359     $  931,358     $  857,168     $  678,744
Long-term debt (including current portion). . . . .      428,880        523,301        523,779        448,467        322,023
Less current portion. . . . . . . . . . . . . . . .       13,887          7,588         49,998         17,580          2,895
                                                      ----------     ----------     ----------     ----------     ----------
Long term debt (net of current portion) . . . . . .      414,993        515,713        473,781        430,887        319,128
Total liabilities . . . . . . . . . . . . . . . . .      692,205        832,330        818,276        739,890        637,216
Common stockholders' equity . . . . . . . . . . . .      196,463        163,029        113,082        117,278         41,558


                                                          NINE MONTHS ENDED
                                                               MARCH 31,
                                                       -------------------------
                                                        1996             1997
                                                       ----------     ----------
                    (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Total assets. . . . . . . . . . . . . . . . . . . .   $  744,157     $  653,179
Long-term debt (including current portion). . . . .      359,889        284,087
Less current portion. . . . . . . . . . . . . . . .        2,691          2,935
                                                       ----------     ----------
Long term debt (net of current portion) . . . . . .      357,198        281,152
Total liabilities . . . . . . . . . . . . . . . . .      629,800        592,565
Common stockholders' equity . . . . . . . . . . . .      114,357         60,614


                                    CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1997, and as adjusted to give effect to the assumed conversion of $35,000,000 in principal amount of the outstanding Notes through the issuance of 2,187,500 shares of Common Stock:


                                                            March 31, 1997
                                                    ----------------------------
                                                      Actual      As Adjusted(1)
                                                    -----------  ---------------
                                                        (dollars in thousands)

Current portion of long-term debt. . . . . . . . .   $    2,935     $    2,935

Long-term debt
  Bank debt. . . . . . . . . . . . . . . . . . . .       73,762         73,762
  10-3/4% Senior Subordinated Debentures Due 1998.      120,000        120,000
  8% Convertible Subordinated Notes Due 2001 . . .       75,000         40,000
  Other debt . . . . . . . . . . . . . . . . . . .       12,390         12,390
                                                      ----------    ----------
Long-term debt (net of current portion). . . . . .      281,152        246,152

Stockholders' equity

Common stock, $.01 par value, 100,000,000 shares
  authorized, 25,980,669 issued; 28,168,169 issued as
  adjusted . . . . . . . . . . . . . . . . . . . .          258            280
Additional paid-in capital . . . . . . . . . . . .       92,829        127,002
Retained earnings. . . . . . . . . . . . . . . . .      (15,115)       (15,115)
Cumulative translation adjustment. . . . . . . . .      (17,358)       (17,358)
                                                      ----------    ----------
Total stockholders' equity . . . . . . . . . . . .       60,614         94,809
Total capitalization . . . . . . . . . . . . . . .   $  344,701     $  343,896
                                                      ----------    ----------
                                                      ----------    ----------

(1) Additional paid-in capital includes the write-off of deferred financing costs of $545 and $260 for estimated transaction costs associated with the distribution of the Common Stock. For purposes of this pro-forma presentation, it is assumed that no pro-forma adjustments have been made for the tender offer for $109,000 in principal amount of Senior Debentures discussed under "Prospectus Summary -- Recent Developments," including approximately $4,000 estimated for premiums to be incurred and the write-off of deferred financing costs (net of taxes). Does not include up to $5,000 in principal amount of Notes that may be acquired by the Purchaser.

                        STANDBY ARRANGEMENT AND SWAP AGREEMENT

    Under a Standby Purchase Agreement (the "Standby Agreement") with the Company, the Purchaser has agreed, subject to certain conditions, to purchase from the Company, at $16.92 per share (the "Purchase Price"), the number of shares of Common Stock (the "Purchased Shares") necessary to provide the Company with proceeds which the Company will use to pay the aggregate Redemption Price of Notes required to be redeemed by the Company on and after the Redemption Date. The Notes to be redeemed have been selected by lot by the Trustee. The Purchaser may also acquire up to $5 million in principal amount of Notes (the "Acquired Notes") in the open market or otherwise prior to the close of business on the Conversion Termination Date and has agreed to convert all Notes so acquired by it into shares of Common Stock. Up to 2,500,000 shares of Company stock may be issued to the Purchaser pursuant to the Standby Agreement. The number of shares purchased by the Purchaser will be determined by the aggregate redemption price of Notes called for redemption that are not converted into shares of the Company's Common Stock. The issuance of such Purchased Shares and the reoffering of any Common Stock issued upon conversion of any Acquired Notes by the Purchaser are the subject of this Prospectus.

    As compensation to the Purchaser for the commitment under the Standby Agreement, the Company will pay to the Purchaser (i) a standby fee of $92,531 (the "Standby Fee") and (ii) an amount per share (the "Takeup Fee") equal to $0.125 per Purchased Share (including Common Stock acquired by the Purchaser upon conversion of Acquired Notes). In addition, the Company has agreed to reimburse the Purchaser for certain reasonable out-of-pocket expenses (including a maximum of $100,000 for reasonable legal fees and expenses in the aggregate for both this transaction and the tender offer described under "Prospectus Summary -- Recent Developments").

    The Company will enter into an equity swap transaction (the "Swap Transaction") with the Purchaser with respect to the price of the Purchased Shares plus the number of shares of Common Stock into which any Acquired Notes could be converted (collectively, the "Acquired Shares"). The Swap Transaction will be governed by an ISDA Master Agreement, including a Schedule and a Confirmation (the "Swap Agreement") containing various terms and conditions governing the obligations of the Company and the Purchaser. A copy of the form of Swap Agreement, including the Schedule and Confirmation, has been filed as an exhibit to the registration statement of which this Prospectus forms a part, and reference is made to the exhibit for the complete terms of the Swap Agreement. Pursuant to the terms of the Swap Agreement, upon settlement thereof, the Purchaser will pay to the Company the Capital Appreciation, if any, in the value of the Acquired Shares, and the Company will pay to the Purchaser the Fixed Amount plus the Capital Depreciation (each capitalized term as defined below). At the election of the Company, in lieu of the payment described in the preceding sentence, the Swap Agreement may be settled by delivery by the Purchaser (subject to certain additional requirements) or, as applicable, the Company, of the number of shares of Common Stock (which shall have been registered pursuant to a valid resale registration statement under the Securities Act), the value of which is equivalent to such payment. In addition, the Purchaser will pay to the Company any Dividend Amount (as defined in the Confirmation), with respect to dividends paid to holders of the Acquired Shares (although the Company does not expect that any such dividends will be paid). In the event that the value of the Acquired Shares is less than $12.00, the Purchaser may require the Company to provide collateral to support its obligations to the Company under the Swap Transaction and, if collateral satisfactory to the Purchaser is not provided, the Purchaser may terminate the Swap Agreement, and a payment would be due from the Company to the Purchaser. The Company may elect to terminate the Swap Agreement at any time prior to the stated term thereof, and the Swap Agreement also contains a number of other Termination Events and Events of Default (each as defined therein) pursuant which the Swap Agreement may be terminated prior to the stated term thereof. Depending upon the value of the Acquired Shares (determined as provided in the Confirmation) on the date of any early termination of the Swap Agreement, a payment (in cash or stock) would be due from the Company or the Purchaser to the other party. The Company and the Purchaser expect the maximum stated term of the Swap Transaction would be for four months from the Redemption Date.

    As used above, the following terms have the meanings given:

    "CAPITAL APPRECIATION" and "CAPITAL DEPRECIATION" mean the amount calculated according to the following formula which, if positive, shall be "CAPITAL APPRECIATION" and, if negative, shall be "CAPITAL DEPRECIATION":

                     Price(t+1) - Price(t)   x   Notional Amount
                  ---------------------
                        Price(t)

where "Price(t + 1)" means the arithmetic average of the per share prices at which the Acquired Shares are sold by the Purchaser during the Valuation Period (as defined in the Confirmation), net of any withholding tax, stamp tax, or any other tax, duties, fees or commissions payable in respect of such sale; "Price(t)" means $16.92 and "Notional Amount" means the aggregate number of Acquired Shares multiplied by Price(t).

    "FIXED AMOUNT" means an amount equal to the four month LIBOR rate (determined as provided in the Confirmation) plus 1.50%, times the Notional Amount (as determined in the Confirmation), for the term of the Swap Transaction.

    The Company, a significant stockholder and certain directors and executive officers, who in the aggregate hold approximately 2 million shares of Common Stock (including approximately 700,000 shares subject to options exercisable for shares of Common Stock), have agreed that for a period of the shorter of 140 days after the date of this Prospectus and the termination of the Swap Agreement, they will not, without the prior written consent of the Purchaser, issue, sell, offer to sell, or otherwise dispose of such securities.

    Lehman Brothers Inc. is also acting as the dealer/manager for the tender offer described under "Prospectus Summary -- Recent Developments."

    The Company has agreed to indemnify the Purchaser against certain liabilities, including liabilities under the Securities Act.

                  CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion of the consequences of the conversion, sale or redemption of Notes is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable regulations promulgated thereunder, and published administrative and judicial decisions, all as they exist at the date of this Prospectus. Changes in the law could effect the federal income tax consequences discussed herein.

    Certain Holders (including insurance companies, tax-exempt organizations, financial institutions, brokers, dealers, nonresident aliens, foreign corporations, foreign partnerships, foreign estates or trusts or the Purchaser) may be subject to special rules not discussed below. No information is provided herein with respect to foreign, state or local tax laws or estate and gift tax considerations. No assurance can be given that the treatment described herein of the conversion, sale or redemption of Notes will be accepted by the IRS or, if challenged, by a court. EACH HOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING FEDERAL, STATE, LOCAL, FOREIGN AND ANY OTHER TAX CONSEQUENCES OF CONVERTING THE NOTES INTO SHARES OF COMMON STOCK OR SELLING OR SURRENDERING THE NOTES FOR REDEMPTION, ESPECIALLY IN LIGHT OF THE HOLDER'S PARTICULAR CIRCUMSTANCES.

    For federal income tax purposes, the conversion of Notes into Common Stock generally will not result in a taxable gain or loss with respect to the Common Stock received, except that gain must be recognized with respect to cash received in lieu of fractional shares upon conversion. The amount of such gain will be equal to the amount of cash received less the basis attributable to such fractional shares and (with the exception of any portion treated as ordinary income as discussed below) will be treated as capital gain if the Notes are capital assets in the hands of the Holder. A Holder's basis for the Common Stock received upon conversion of Notes will be equal to the basis of the Notes surrendered and, assuming that the Notes are capital assets in the Holder's hands, the holding period for that Common Stock will include the holding period for those Notes. Any market discount that accrued with respect to Notes converted into Common Stock should, under regulations to be promulgated, carry over and be allocated to the Common Stock received to the extent not previously included in the income of the Holder, and should, to that extent, be treated as ordinary income to the extent of any gain recognized on a subsequent disposition of such Common Stock.

    A Holder's adjusted tax basis in Notes generally will be the price such Holder paid for the Notes increased by any market discount (or any amounts treated as original issue discount as a result of an election by the Holder to treat market discount and other amounts with respect to the Note as original issue discount under the Code) to the extent such market discount (or amounts treated as original issue discount) was previously included in income by the Holder (including any such market discount or original issue discount included in the taxable year of disposition prior to the disposition), and reduced (but not below zero) by amortized premium and any payments received by the Holder other than interest payments.

    A surrender of Notes for redemption or a sale generally will be a taxable transaction on which gain or loss, if any, will be recognized. The gain or loss recognized upon surrender for redemption or sale of Notes will be the difference between the Holder's basis in the Notes and the redemption price (exclusive of interest, which generally will be treated as ordinary income to the Holder to the extent not previously included in the Holder's income) received in respect thereof. Any gain or loss recognized on the redemption of a Note generally should be capital gain or loss and should be long-term capital gain or loss if the Holder has held the Note for more than one year at the time of redemption. However, a Holder who acquired a Note with market discount generally will be required to treat a portion of any gain on the redemption of the Note as ordinary income to the extent of the market discount (including any market discount treated as original issue discount pursuant to an election by the Holder) accrued to the date of the disposition, less any such amounts previously reported as ordinary income.
If a Holder purchased the redeemed Note at a price in excess of the principal amount of the Note, and the Holder elected to amortize and deduct bond premium with respect to the Note, the Holder may be permitted to deduct any remaining unamortized bond premium as an ordinary loss upon the surrender of the redeemed Note.

                             PLAN OF DISTRIBUTION

    Prior to or after the Redemption Date, the Purchaser may offer to the public any shares of Common Stock it acquires, including shares acquired through conversion of up to $5 million in principal amount of Notes purchased by the Purchaser, at prices set by the Purchaser from time to time. The Purchaser may also make sales to dealers at prices that represent concessions from the prices at which such shares are then being offered to the public. The amount of such concessions is to be determined from time to time by the Purchaser. Such shares of Common Stock may be offered on the New York Stock Exchange or otherwise from time to time by the Purchaser. Any Common Stock so offered by the Purchaser will be subject to receipt and acceptance by it and subject to its right to reject orders in whole or in part.

    In connection with the sale of Common Stock to the Purchaser pursuant to the Standby Agreement, the Purchaser may purchase Notes, which may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market or may otherwise affect the market price of the Common Stock. Such purchases are not required, and, if they are undertaken, they may be discontinued at any time.

                                LEGAL MATTERS

    The legality of the issuance of the Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Morgan, Lewis & Bockius LLP, Los Angeles, California will pass on certain legal matters for the Purchaser.

                                   EXPERTS

    The consolidated financial statements and schedule of MagneTek, Inc., included or incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


    No dealer, salesperson, or other person has been authorized to give any information or to make any representations in connection with this offering other than those contained or incorporated by reference in this Prospectus, and, if given or made, such other information or representations must not be relied on as having been authorized by the Company of the Purchaser. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates in any state to any person to whom it is unlawful to make such an offer or solicitation in such state. Neither the delivery of this Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to its date.



                                   ---------------


                                  TABLE OF CONTENTS

                                                                  Page
                                                                  ----
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . .2
Available Information. . . . . . . . . . . . . . . . . . . . . . . .3
Incorporation of Certain Documents
  by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . .3
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . .4
Price Range of Common Stock. . . . . . . . . . . . . . . . . . . . .6
Selected Financial Data. . . . . . . . . . . . . . . . . . . . . . .7
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . .9
Standby Arrangement and Swap Agreement . . . . . . . . . . . . . . 10
Certain Federal Income Tax Considerations. . . . . . . . . . . . . 11
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . 12
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . 13
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13





                                   2,500,000 SHARES



                                    MAGNETEK, INC.

                                     COMMON STOCK


                                   ---------------

                                      PROSPECTUS
                                     June 3, 1997

                                   ---------------


                                   LEHMAN BROTHERS


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                       PART II


                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated expenses in connection with the distribution of the Common Stock registered hereby. The expenses in connection with the distribution contemplated by this Registration Statement will be borne by the Registrant.


    SEC Registration Fee                                            $12,974
    New York Stock Exchange Application Fee                           8,750
    Purchaser fees                                                   92,531
    Printing and engraving expenses*                                 20,000
    Reimbursement of Purchaser's expenses, including legal fees*     45,000
    Legal fees and expenses*                                         45,000
    Accounting fees and expenses*                                    25,000
    Blue sky fees and expenses*                                       5,000
    Miscellaneous*                                                    5,745

         TOTAL*                                                    $260,000

-----------

* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Registrant's Restated Certificate of Incorporation provides that a director of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, including grossly negligent business judgments made in good faith, except for liability (i) for breach of the duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders), or (iv) for any transaction for which a director derives an improper personal benefit.

    As permitted by Section 145 of the Delaware General Corporation Law, the By-laws of the Registrant provide that the Registrant is required to indemnify its directors, officers, employees and agents, and persons serving in such capacities in other business enterprises at the Registrant's request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary (except that the Registrant is not required to indemnify a person who (i) acted in bad faith, (ii) failed to act in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, (iii) in the case of a criminal proceeding, had reasonable cause to believe that such person's conduct was unlawful, or (iv) in the case of an action or suit by or in the right of the Registrant, has been adjudged liable for negligence or misconduct in the performance of such person's duty to the Registrant unless an appropriate court determines that such person is entitled to indemnity). Notwithstanding the foregoing, the Registrant is required to indemnify the expenses incurred by any director, officer, employee or agent who has been successful on the merits or otherwise in defense of any action, suit or proceeding. The Registrant may, but is not required to, advance expenses of a director of officer incurred in defending an action suit or proceeding provided that the Registrant receives an undertaking that such director or officer will repay the advanced funds in the event it is ultimately determined that such person is not entitled to indemnification. Indemnification under the Registrant's By-laws may only be made upon a determination by a quorum of disinterested directors (or, in certain circumstances, by independent legal counsel or the stockholders) that indemnification is proper in the circumstances because the applicable standard of conduct has been met. The indemnification provisions contained in the Registrant's By-laws may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the Securities Act.

    The Registrant's By-laws also provide that the rights to indemnification provided for in the By-laws are not exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, and further provide, in accordance with
Section 145 of the Delaware General Corporation Law, that the Registrant may purchase and maintain insurance which protects its officers, directors, employees and agents, and persons serving in such capacities in other business enterprises at the Registrant's request, against any liabilities incurred in connection with their services in such capacities. Such an insurance policy has been obtained by the Registrant.

    The description of the Registrant's By-laws contained in the preceding paragraphs is qualified in its entirety by reference to the Registrant's By-laws (filed with the Commission as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 2, 1995, which is incorporated by reference herein).

    The Registrant has agreed to indemnify certain directors and officers of the Registrant for any damages suffered in connection with the exercise of certain registration rights.

ITEM 16. EXHIBITS

    The Exhibit Index appears on page II-6.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered hereby and the offerings of such securities at the time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the intial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                      SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on this 3rd day of June, 1997.

                                    MAGNETEK, INC.

                                    By:          /s/ Ronald N. Hoge
                                       ---------------------------------------
                                                   Ronald N. Hoge
                                        President and Chief Executive Officer


                                  POWER OF ATTORNEY


    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald N. Hoge and Samuel A. Miley, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                     Title                        Date
         ---------                     -----                        ----

    /s/ Andrew G. Galef         Chairman of the Board            June 3, 1997
-----------------------------
      Andrew G. Galef

    /s/ Ronald N. Hoge          President, Chief Executive       June 3, 1997
-----------------------------   Officer and Director (Principal
      Ronald N. Hoge            Executive Officer)

    /s/ Dewain K. Cross         Director                         June 3, 1997
-----------------------------
      Dewain K. Cross

    /s/ Paul J. Kofmehl         Director                         June 3, 1997
-----------------------------
      Paul J. Kofmehl

    /s/ Crocker Nevin           Director                         June 3, 1997
-----------------------------
      Crocker Nevin

    /s/ Marguerite W. Sallee    Director                         June 3, 1997
-----------------------------
      Marguerite W. Sallee

    /s/ Robert E. Wycoff        Director                         June 3, 1997
-----------------------------
      Robert E. Wycoff

    /s/ David P. Reiland        Senior Vice President and Chief  June 3, 1997
-----------------------------   Financial Officer (Principal
      David P. Reiland          Financial Officer)

    /s/ Thomas R. Kmak          Vice President and Controller    June 3, 1997
-----------------------------   (Principal Accounting Officer)
      Thomas R. Kmak

                                  INDEX TO EXHIBITS


   Exhibit Number                           Description
   --------------                           -----------

      1.1 Form of Standby Purchase Agreement between the Company and Lehman Brothers Inc.

      1.2 Form of ISDA Master Agreement between the Company and Lehman Brothers Finance S.A., with attached Schedule and Confirmation.

      4.1 Restated Certificate of Incorporation of the Company, as filed with the Delaware Secretary of State on November 21, 1989, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-3 filed on August 21, 1991, Commission File No. 33-41854.

      4.2 By-laws of the Company, as amended and restated, incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended July 2, 1995, Commission File No. 1-10233.

      4.3 Indenture between the Company and The Bank of New York, as Trustee, dated as of September 15, 1991 for $75,000,000 in principal amount of 8% Convertible Subordinated Notes due 2001 including form of Note, incorporated by reference to
                    Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 1991, Commission File No. 1-10233.

      5.1           Opinion and consent of Gibson, Dunn & Crutcher LLP.

     23.1           Consent of Gibson, Dunn & Crutcher LLP (contained in
                    Exhibit 5.1).

     23.2           Consent of Ernst & Young LLP, independent auditors.

     24.1           Power of Attorney (included on the signature page hereto).